August 11, 2009

John L. Reizian, Esquire
Associate General Counsel
Lincoln Life & Annuity Company of New York
350 Church Street
Hartford, Connecticut 06103-1106

> Re: Lincoln Life & Annuity Flexible Premium Variable Life Account Y
> Lincoln Life & Annuity Company of New York
> Initial Registration Statement on Form N-6
> File Nos. 333-159954 and 811-21029

Dear Mr. Reizian:

The staff has reviewed the above-referenced registration statement, which the Commission received on June 12, 2009. We have given the registration statement a selective review based on the representation in your June 16, 2009 letter that this filing is substantially similar to a Lincoln National Life Insurance Company variable life insurance product that was previously reviewed by the staff (File Nos. 333-156123, 811-21028). Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement for File No. 333-159954.

1. Cover Page (p. 1)

a. Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

b. Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

c. If the Registrant qualifies for and intends to rely on the exemption provided by Rule 12h-7 under the Securities Act of 1934, please include a statement to that effect in the prospectus. *See* Release No. 88-8996 (January 8, 2009).

d. Please disclose that 1) unlike the separate account, the general account is not segregated or insulated from the claims of the insurance company's creditors and

2) investors are looking to the financial strength of the insurance company for its obligations under the contract including, for example, guarantees under the death benefit.

2. Transaction Fees Table (p. 5)

Please disclose whether premium taxes will be imposed pursuant to Item 3 of Form N-6.

3. Total Annual Fund Operating Expenses Table (p. 8)

a. Please confirm to staff that the Total Annual Fund Operating Expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

b. Please confirm to staff that the Total Annual Fund Operating Expenses table does not reflect any fee waivers or reimbursements.

4. Sub-Accounts and Funds (p. 12)

If applicable, please note that funds offered in a fund of funds structure may have higher expenses than funds invested directly in debt and equity securities. *See* Form N-6, Item 4(c).

5. Right to Examine Period (p. 20)

For clarity, please note explicitly whether or not the deadline for cancellation is the later of the two times disclosed.

6. Additional Bonus Credits (p. 34)

Please confirm to staff that the Registrant does not intend to recapture any amount of the Additional Bonus Credit.

7. Death Benefit Options (p. 35)

Please explain to staff how the Death Benefit Option 2 factor of 115% was determined.

8. Policy Surrenders (p. 38)

a. Please clarify the phrase "reduced guaranteed nonparticipating paid-up insurance" in the fourth paragraph of this section.

b. Please clarify charges applicable to such "paid-up insurance."

c. Please also clarify how the amount of paid-up insurance will be determined. For example, clarify the reference to "guaranteed interest and mortality basis of the original policy" and provide an example.

d. Please disclose how the contractowner will be informed of the amount of paid-up insurance that the contract's surrender value will purchase.

e. Please disclose with greater specificity the advantages and disadvantages to a contractowner of transferring separate account value to the fixed account and then surrendering the policy for reduced guaranteed nonparticipating paid-up insurance, as described in the third paragraph of this section.

9. Glossary of Terms (p. 53)

Please revise the definition of the term "Premium" to consistently use either the term "Premium" or "Premium Payment."

10. Contracts and Agreements (Part C)

Where required by Item 26 of Form N-6, please file actual agreements as opposed to "form of" agreements, *e.g.*, underwriting contracts and reinsurance contracts. *See* Form N-6, Item 26(g). If an actual agreement is not yet available, please indicate that it will be filed by subsequent amendment.

11. Power of Attorney (Part C)

Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. *See* Rule 483(b) of the 1933 Act.

12. Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

13. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Please respond to these comments with a letter to me and pre-effective amendments to the registration statements. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-8629.

Sincerely,

Ellen J. Sazzman
Senior Counsel
Office of Insurance Products